Exhibit 99.2

NEW Bancshares, Inc. Kewaunee, Wisconsin Fair Market Value Business Valuation As of September 30, 2014

Prepared by Wipfli LLP 11 Scott Street, Suite 400 Wausau, WI 54403 715.845.3111 www.wipfli.com

TABLE OF CONTENTS

Valuation Analyst’s Report	1

DESCRIPTIVE INFORMATION

Background Business Information	4
General Economic Environment	7
Industry Environment	11
Loan Portfolio and Securities Portfolio Disclaimer	17
Financial Statement and Ratio Analysis	18

VALUATION

Book Value of the Holding Company	28
Valuation Overview	29
Market Approach	31
Income Approach	34
Value Correlation	39
Conclusion of Value	40

STATEMENT OF PROCEDURAL POLICIES, GENERAL ASSUMPTIONS, AND
LIMITING CONDITIONS	41

EXHIBITS
Certificate of Valuation Analysts and Profiles of Analysts	A
Information Sources Used in Valuation	B
Comparative Bank Balance Sheets	C
Comparative Bank Income Statements	D
Holding Company Financial Statements	E
Determination of Ongoing Earning Power and Value of the Bank	F
Determination of the Value of the Holding Company	G
Guideline Private Transaction Data	H
Discount Rate Calculation	I

NEW Bancshares, Inc.

VALUATION ANALYST’S REPORT

Mr. Jeff Kleiman

Union State Bank

223 Ellis St.

P.O. Box 337

Kewaunee, WI  54216-0337

RE:

Business Valuation

Fair Market Value as of September 30, 2014

NEW Bancshares, Inc.

Dear Mr. Kleiman:

In accordance with your authorization, we have appraised the common stock of NEW Bancshares, Inc. as of September 30, 2014.  We are pleased to submit the results of our findings in the following detailed report.  The objective of the appraisal is to express an opinion of the fair market value per share of the common stock of NEW Bancshares, Inc. on a controlling, marketable basis as of September 30, 2014.  The appraisal will be used for possible sale purposes.

Throughout the remainder of this report, NEW Bancshares, Inc. will be referred to as the “Holding Company,” and Union State Bank will be referred to as the “Bank.”

For purposes of this appraisal, fair market value is defined as: “The price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.”  (AICPA Statement on Standards for Valuation Services 1.)

This definition by the American Institute of Certified Public Accountants (AICPA) is considered to be consistent with Internal Revenue Service (IRS) Revenue Ruling 59-60, which states that fair market value for the purposes of this appraisal is defined as: “The price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.  Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well-informed about the property and concerning the market for such property.”  (Rev. Rul. 59-60, Sec. 2.02, 1959-1 C.B. 237)

Fair market value assumes a hypothetical situation with many built-in conditions and assumptions.  Some of those assumptions are incorporated into the definitions above.  Other assumptions and conditions are discussed or are implied or expressed in the attached Statement of General Assumptions, and Limiting Conditions.

NEW Bancshares, Inc.

VALUATION ANALYST’S REPORT

This report complies with the reporting requirements set forth by the Uniform Standards of Professional Appraisal Practice (USPAP), the Statement of Standards for Valuation Services No. 1 (SSVS) of the AICPA for a detailed report, the ethics and standards of the American Society of Appraisers (ASA), and with IRS business valuation development and reporting guidelines.  Supporting documentation concerning the data, reasoning, and analysis has been retained as a part of our workpapers.  The attached report describes the information considered, process followed, and our conclusion of value.  The report also sets forth all of the special considerations, assumptions, and limiting conditions relevant to the valuation.

We conclude, based on the premises as outlined above and the investigation and analysis detailed in the attached report, that the fair market value per share of the common stock of NEW Bancshares, Inc. on a controlling, marketable basis as of September 30, 2014, based on 100,864 shares issued and outstanding, is reasonably estimated as:

ONE HUNDRED AND ONE DOLLARS $101

This report is intended solely for the information and use of NEW Bancshares, Inc. and its representatives and is not intended to be and should not be used by anyone other than these specified parties.  Distribution of this report to anyone other than intended users requires the specific consent of NEW Bancshares, Inc. and Wipfli LLP.  This is not a fairness opinion nor a substitute for an investor’s own due diligence.

The following report and exhibits further describe the analyses performed and conclusions reached during this appraisal.  In addition, the Statement of General Assumptions, and Limiting Conditions and the Certificate of Valuation Analyst are integral parts of this valuation opinion.  This letter should be read only in conjunction with them.

NEW Bancshares, Inc.

VALUATION ANALYST’S REPORT

Pursuant to Treasury Circular 230, the IRS requires us to advise you that advice provided as part of this engagement concerning any federal tax issue is not intended or written to be used for the purpose of avoiding federal tax penalties.

We take no responsibility in updating this report for events and circumstances occurring after the date of the valuation.

Sincerely,

Wipfli LLP

Wipfli LLP

Date:  December 2, 2014

Wausau, Wisconsin

NEW Bancshares, Inc.

BACKGROUND BUSINESS INFORMATION

History and Description

Union State Bank can date its founding back to 1910, when Farmer’s and Merchant’s State Bank first opened its doors in Kewaunee, Wisconsin.  The Union State Bank name was adopted in 1934, during the Great Depression, when Farmer’s & Merchant’s State Bank merged with Dairyman’s State Bank, which was across the street.

Union State Bank’s main office is located at 223 Ellis Street and occupies a remodeled version of the original Farmer’s and Merchant’s State Bank.  The Bank has expanded over the years adding a second branch in Kewaunee in 1996.  Other expansions included branching into Green Bay in 1987, and Two Rivers, Wisconsin, in 2004.

The Bank offers personal and business banking working with the Novak Agency, a subsidiary of the Bank, to offer investment services, insurance, and real-estate brokerage services.

The Bank’s website is www.unionstatebank.org.

Organization

The Bank’s management team consists of the following individuals:

NEW Bancshares, Inc.

BACKGROUND BUSINESS INFORMATION

Holding Company’s Stock Ownership

As of the valuation date, the shareholders of the Holding Company were as follows:

Competitors

Management indicated that the Bank’s main competition is from financial institutions located within Kewaunee, Brown, and Manitowoc Counties.  Competitors include a number of financial institutions near the Bank’s locations in Kewaunee, Green Bay, and Two Rivers.  The two Kewaunee locations are located in Kewaunee County.  The Green Bay location is in Brown County, and the Two Rivers location is in Manitowoc County.

Deposits include the following institutions with their respective combined Kewaunee, Brown, and Manitowoc County deposits as of June 30, 2014, the latest date this information was available from the FDIC.

NEW Bancshares, Inc.

BACKGROUND BUSINESS INFORMATION

In all three counties combined, the Bank has 1.03% of the market share with $79,025,000 in deposits.  There are an estimated $7.7 billion in bank deposits in the Bank’s primary trade area, held by 24 different national and regional banks and community banks, not to mention deposits at other financial intermediaries such as investment companies, life insurance providers, credit unions, and brokers competing for similar business opportunities.  In addition, competition from nonbank financial institutions such as mutual funds are aggressively expanding into markets traditionally served by banks.

NEW Bancshares, Inc.

GENERAL ECONOMIC ENVIRONMENT

In the valuation of any company, the general economic factors prevailing at the date of the appraisal must be considered in order to gain insight into the economic climate in which investors are dealing.  Although individual factors may or may not have a direct impact on a particular industry, the overall economy and the outlook for it strongly influence how investors perceive the investment opportunities in all industries.  In our analysis of the Holding Company and Bank, we considered the general economic climate that prevailed at the date of this appraisal, as well as the outlook for the future.

The following pages present a general overview of the economy.  The national overview was based on the KeyValueData™ National Economic Report as of August 31, 2014.  The Wisconsin Economic Outlook was prepared by First Research and was published in October 2014 and data prepared by the Wisconsin Department of Revenue.  It is believed that this economic information reflects the economic condition and perspective on or about the valuation date.

U.S. Economy

During August 2014, the U.S. economy showed continuing signs of strength.  Most notably, the gross domestic product (GDP), which had contracted at an annualized 2.1% rate during the first quarter, strongly rebounded in the second quarter, with the economy growing at an upwardly revised annualized pace of 4.6% during the quarter.  GDP increased 3.5% in the third quarter of 2014 according to the advance estimate.  The first quarter’s 2.1% GDP decline previously had been the steepest drop in quarterly GDP since the depths of the last recession.  For 2013, growth was a revised 2.2%, down from 2.3% in 2012.  Also during August, the job market’s previous momentum faded.  After six months of job gains in excess of 200,000 (including 212,000 in July), the U.S. economy added just 142,000 jobs in August—well below the 225,000 forecast (even though the new figure was the 24th straight monthly jobs gain).  At the same time, the unemployment rate, which had climbed from 6.1% in June to 6.2% in July, to 6.1% in August, and was 5.9% at the end of September 2014.

Other concerns remain.  The federal budget deficit continues to grow, hitting $17.7 trillion in September.  And despite a decline in the budget deficit for fiscal year (FY) 2013 to $680.3 billion from the prior year’s $1.09 trillion, both federal spending and federal tax revenues once again hit all-time highs.  In other areas, on the positive side, stocks posted new record highs again in September, the manufacturing sector expanded, auto sales surged, consumer confidence rose, retail sales were up, and both overall consumer prices and gasoline prices fell.  On the negative side, industrial production was down, both new- and existing-home sales declined, consumer spending slipped, and food prices continued to soar.

The federal government took in a record of more than $2.87 trillion in taxes during FY 2013, which ended on September 30, 2013, according to the U.S. Department of the Treasury.  Then, for the first 10 months of FY 2014, revenues again hit a record of

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GENERAL ECONOMIC ENVIRONMENT

$2.47 trillion.  Yet the government still ran a $460 billion budget deficit during that time.  In addition, federal spending set an all-time record in FY 2013.

The Dow Jones Industrial Average, which had slipped to 16,838.74 on August 18, rose back to 17,042.90 on September 30.  Likewise, the S&P 500, which was down slightly at 1,971.74 on August 18, crossed 2,000 for the first time ever on August 25, and closed at 1,972.29 on September 30.

After rising by 0.6% in May, by 0.4% in June, and by a downwardly revised 0.2% in July, U.S. industrial production in August fell for the first time since January, declining by 0.1% from July’s levels.

Economic activity in the U.S. manufacturing sector expanded in August for the 15th consecutive month, according to a September 2 report from the Tempe-based Institute for Supply Management (ISM), a private trade group.

The productivity of U.S. workers rose by more than projected in the second quarter, rebounding from the biggest drop in productivity in more than three decades.  In all, the measure of employee output per hour increased at an annualized 2.5% rate following a downwardly revised 4.5% drop in the measure in the first quarter.  The median forecast in a Bloomberg survey of 57 economists called for a 1.6% advance.  Previously, productivity climbed by a modest 0.5% in 2013, down from a 1.5% increase in 2012.

After soaring by 9.1% in July, U.S. new-car sales surged by another 5.5% in August as compared with levels of one year ago.  Lured by zero-percent financing offers and higher cash incentives, U.S. consumers drove the annualized selling rate past 17.5 million—a number unseen since January 2006.

After falling in June by 8.1%, sales of newly built U.S. homes slipped in July by 2.4% to a seasonally adjusted annual rate of 412,000 units—the lowest level since March.  Likewise, after climbing for four straight months and reaching a 10-month high in July, existing-home sales in the United States unexpectedly fell by 1.8% in August.

The Conference Board Consumer Confidence Index, which had risen in July, improved again in August.  The Index stands at 92.4 (1985=100), up from a revised 90.3 in July.  Likewise, after rebounding in August, the Thomson Reuters/University of Michigan Index of Consumer Sentiment surged to a 14-month high in September.

U.S. personal consumption expenditures unexpectedly fell by 0.1% in July after six straight months of gains, the U.S. Department of Commerce reported.

After being unchanged in July, U.S. retail and food sales rose by a seasonally adjusted 0.6% in August from July, the U.S. Department of Commerce said on September 12.

NEW Bancshares, Inc.

GENERAL ECONOMIC ENVIRONMENT

On a seasonally adjusted basis, the U.S. Consumer Price Index (CPI) for all goods fell by 0.2% in August after having increased by 0.1% in July.  The index for all items less food and energy was unchanged in August after having risen by 0.1% in July.

After hitting $3.70 per gallon on June 23, the retail price of a regular gallon of unleaded fuel in the United States slipped to $3.54 on July 28, to $3.45 on August 25, and, further, to $3.35 on September 22.  Still, as of that date, the national average price for a gallon of regular, unleaded gasoline marked its 1,370th straight day above $3.00.

Wisconsin Economy

Job growth in Wisconsin rose 2.1% in August 2014 from a year ago, which is above the national job growth rate of positive 1.8%.  Unemployment averaged 5.5% in August 2014 compared to the national average of 5.9%.

The personal income for the state rose 3.7% to $256.9 billion in the second quarter of 2014 from a year ago.  Wisconsin industry growth rates were mixed in August of 2013, with banks and business services posting a (2.8%) and 1.5% year-over-year job growth loss through August 2014, respectively.

Wisconsin professional and business services sector posted strong growth in 2011 (4.9%) and solid growth in 2012 (1.8%).  In 2013, the sector grew at a healthy pace, expanding 2.3%.  This sector recovered the number of jobs lost during the last recession by mid-2011.  The forecast expects 3.6% growth in 2014, 4.8% in 2015, and 3.6% in 2016.

Employment in the financial activities sector declined 0.3% in 2013.  The forecast expects employment in this sector to be flat between 2014 and 2016, staying around the 162,500 level throughout 2016.  The industry accounts for less than 6% of state employment.  The sector lost 6,000 jobs between mid-2008 and mid-2010.  By the end of 2013 it had recovered a third of those lost jobs.  The forecast predicts financial jobs will not reach its pre-recession level in the forecast period.

Wisconsin’s housing market condition remains mixed even though new housing permits rose 12.5% in 2013.  The national average of new housing permits was 18.9%.

Conclusion

Overall, expectations are rising for a stronger U.S. economy in 2014, although the first quarter of 2014 GDP growth was disappointing, the strong expansion in the second and third quarter bolstered outlooks for growth of 2.1% for all of 2014.  Americans are buying more cars and homes, increasing the demand for steel, furniture, and other manufactured goods.  Inflation is low at 1.1% and is expected to increase modestly to 1.5% by the end of 2014.

NEW Bancshares, Inc.

GENERAL ECONOMIC ENVIRONMENT

However, continued volatility in the stock market is expected as stock prices are overextended, dysfunction continues with lawmakers in Washington, and U.S. debt levels remain a concern.  The current 5.9% unemployment level is still above the “normal” 5.25%.

The current outlook for the Bank from an economic perspective is guarded.

NEW Bancshares, Inc.

INDUSTRY ENVIRONMENT

Banking Industry Background

Bank chains were originally formed on an informal basis as a group or chain of banks to control the banking atmosphere in an area.  The chains were comparatively informal banking organizations formed by individuals or partnerships who had acquired a substantial interest in two or more banks.  Bank holding companies, on the other hand, were formerly organized and chartered as corporations.  There was no formal regulation of the banking chains and bank holding companies until the Banking Act of 1933.  However, the 1933 regulation did not regulate the formation or expansion of holding companies but merely required the establishment of certain reserves and the publishing of financial statements on a periodic basis.

The next significant legislation was the Bank Holding Company Act of 1956, which applied to corporations controlling 25% or more of the voting shares of two or more banks.  It did not apply to individuals, partnerships, or corporations owning a single bank.  The 1956 Act formulated standards for the development of bank holding companies and specified that the companies confine their activities to banking and closely related services.  The holding companies were forced to divest themselves of ownership or control of other kinds of business.  The major significance of the Bank Holding Company Act of 1956 was that corporations controlling multiple banking units were to be fully regulated by federal law.

There was no further legislation concerning the bank holding companies until 1966 when the Bank Holding Company Act Amendments of 1966 were approved by Congress.  Perhaps the most important element of the 1966 law concerned bank acquisitions and the anti-trust laws.  The amendment paralleled action taken by Congress earlier in the year in enacting the Bank Merger Act of 1966.  The basic goal of the amendments to the Bank Holding Company Act was to establish uniform standards for the bank agencies and the courts in evaluating the legality of bank holding company acquisitions.  Since bank holding companies had to control two or more banks, many banks thought of establishing one-bank holding companies.  A one-bank holding company offered new and profitable outlets for the investment of funds.

The substantial growth in the number of one-bank holding companies formed between 1965 and 1969 led to the Bank Holding Company Act Amendments of 1970.  The final version of the law ended the exemption to the Bank Holding Company Act that one-bank holding companies had enjoyed since 1956.  In addition, the new law modified provisions of the 1956 Act covering the activities closely related to banking in which the bank holding companies could engage.  The activities permissible for bank holding companies were to be closely related to banking and could be expected to produce benefits to the public.  Congressional intent behind the Bank Holding Company Act is clearly to regulate the ownership of bank shares and bank holding company entry into activities relating to the banking business.

NEW Bancshares, Inc.

INDUSTRY ENVIRONMENT

More recent changes in banking regulation include passage of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (“FIRREA”), which expanded the authority of regulators to demand corrective actions at banks and to recover FDIC losses from bank-affiliated parties.  The Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”) gave the FDIC greater authority over bank capital requirements and bank operations, including restricting state-chartered bank activities to those allowed by federally chartered banks.  The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 allowed bank holding companies to expand to all states and for banks to acquire a bank in another state and turn the acquired offices into their own branches.  The Gramm-Leach-Bliley Act of 1999 allowed bank holding companies to become financial holding companies and to engage in a greater range of nonbank activities, such as securities brokerage and insurance, repealing provisions of the Glass-Steagall Act of 1933 that had kept banks out of the securities business.

Current Conditions - Banking Industry

This report is according to the FDIC’s most recent Quarterly Banking Profile for the second quarter of 2014, authored by the Division of Insurance and Research.

The impact of the rise in medium- and long-term interest rates in second quarter 2013 remained evident in year-over-year earnings comparisons in the second quarter of 2014.  The negative effect on noninterest income, particularly income from mortgage lending and from trading, was greater at large banks, while the positive implications of a steeper yield curve for net interest margins, combined with strengthening loan growth, were more significant for smaller institutions.  The 6,656 FDIC-insured institutions filing financial results for the second quarter of 2014 reported combined net income of $40.2 billion.  This is $2 billion (5.3%) more than the industry reported in the second quarter of 2013.  Net operating revenue (the sum of net interest income and total noninterest income) was $1.5 billion (0.9%) lower than in second quarter 2013, as a decline in noninterest income from mortgage sales, securitization, and servicing outweighed an increase in net interest income.  Earnings benefited from lower expenses for loan-loss provisions, goodwill impairment, and payrolls.  A majority of banks—57.5%—reported year-over-year increases in quarterly earnings, and only 6.8% of banks were unprofitable, down from 8.4% a year ago.  This is the lowest proportion of unprofitable institutions since the first quarter of 2006.  The average return on assets for the quarter was 1.07%, slightly above the 1.06% average in the year-ago quarter.

Net interest income posted the largest year-over-year increase in 14 quarters, rising by $2 billion (1.9%), as interest-earning assets were 6.4% above year-ago levels.  Almost 72% of all institutions reported year-over-year growth in quarterly net interest income.  The average net interest margin fell to 3.15% from 3.25% in the second quarter of 2013.  This is the lowest quarterly margin for the industry since the third quarter of 1989.  Margin pressure was most evident at large banks.  Nine of the ten largest banks reported lower quarterly margins than a year ago, whereas 55.2% of all banks reported year-over-year margin increases.  Noninterest income was $3.6 billion (5.3%) lower than a year earlier, as income from sales, securitization, and servicing of 1-to-4 family

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INDUSTRY ENVIRONMENT

residential mortgages fell by $3.7 billion (42.5%).  Trading income declined for a fourth consecutive quarter, falling by $721 million (10.1%).  Reduced expenses outweighed the weakness in revenues compared with the year before.  Banks set aside $6.6 billion in provisions for loan and lease losses during the quarter, a $1.9 billion (22.4%) decline from the second quarter of 2013 and the lowest quarterly provision total since the second quarter of 2006.  Expenses for goodwill impairment totaled $192 million, down from $4.4 billion in the second quarter of 2013, when two institutions reported large impairment charges.  Expenses for salaries and employee benefits were $399 million (0.8%) lower as the industry reported 37,282 fewer employees than the year before.  Itemized litigation expenses were $2 billion higher than in the second quarter of 2013.

Loan losses declined year over year for a sixteenth consecutive quarter, falling to $9.9 billion from $14.1 billion in the second quarter of 2013.  This is the lowest quarterly net charge-off total for the industry since the second quarter of 2007.  The decline was led by 1-to-4 family residential mortgage loans, where net charge-offs fell by $2.2 billion (74.7%).  Net charge-offs were down year over year in all major loan categories except auto loans, where charge-offs increased $31 million (10.4%).  Slightly more than half of all banks—50.8%—reported lower quarterly net charge-offs than in the second quarter of 2013.

Noncurrent loan balances improved for a seventeenth consecutive quarter, falling by $13.4 billion (6.9%) during the three months ended June 30.  Noncurrent balances declined in all major loan categories except auto loans, where they increased by $28 million (3.2%).  The largest decline occurred in noncurrent 1-to-4 family residential mortgages, which fell by $8 billion (6.4%).  Noncurrent real estate loans secured by nonfarm nonresidential properties fell by $1.9 billion (9.6%), and noncurrent real estate construction loans declined by $1.2 billion (15.9%).  At the end of the quarter, the industry’s noncurrent loan rate was 2.24%, the lowest level since the second quarter of 2008.

Loan-loss reserves declined for a seventeenth consecutive quarter, as charge-offs removed more from reserves than banks added in provisions.  Reserve balances fell by $4.1 billion (3.1%) during the quarter, as net charge-offs exceeded loss provisions by $3.3 billion.  More than one-third of all banks (38.3%) reduced their loan-loss reserves.  Despite the decline in reserves, the industry’s coverage ratio of reserves to noncurrent loans and leases rose from 67.8% to 70.5%, thanks to the larger reduction in noncurrent loan balances.  This is the seventh consecutive quarter that the coverage ratio has improved.  The ratio is at its highest level since year-end 2008.

Equity capital rose by $34.2 billion (2%) during the quarter.  Retained earnings added $17.6 billion to equity growth.  Lower interest rates produced a $20 billion increase in unrealized gains on available-for-sale securities, which also contributed to the growth in equity.  In addition, goodwill increased by $3.8 billion (1.3%).  Tier 1 regulatory capital, unaffected by changes in unrealized securities gains and goodwill, increased by $19.8 billion (1.4%).  The average equity-to-asset ratio rose from 11.23% to 11.26%, the highest level in almost two years.  The average Tier 1 leverage ratio rose from 9.54% to

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9.57%, the highest level for this regulatory capital ratio since risk-based capital standards were enacted in 1991.  Insured institutions declared $22.6 billion in dividends in the second quarter, up from $20.9 billion in the second quarter of 2013.  At the end of the quarter, 98.4% of all insured institutions, representing 99.8% of all insured institution assets, met or exceeded the requirements for the highest regulatory capital category as defined for Prompt Corrective Action purposes.

Total assets increased by $263.1 billion (1.8%), as loan and lease balances grew by $178.5 billion (2.3%), investment securities portfolios rose by $58.6 billion (1.9%), and balances at Federal Reserve banks increased by $28.2 billion (2.3%).  The growth in loan balances was the largest quarterly increase since the fourth quarter of 2007 (excluding a change in accounting rules in the first quarter of 2010).  Loan growth was led by commercial and industrial loans (up $49.9 billion, 3.1%), 1-to-4 family residential mortgages (up $22.7 billion, 1.2%), credit card balances (up $20 billion, 3%), and auto loans (up $10.9 billion, 3%).  All major loan categories posted increases during the quarter except home equity lines of credit (down $4.4 billion, 0.9%).  Loans to small businesses and farms rose by $8.2 billion (1.3%), the largest quarterly increase since banks began reporting small-business loan data on a quarterly basis in 2010.  Banks’ holdings of available-for-sale securities increased by $13.9 billion (0.6%), as a result of a $20 billion increase in their market values; the book value of the industry’s available-for-sale portfolio registered a slight $6.1 billion decline.  In contrast, banks increased their portfolios of held-to-maturity securities by $44.7 billion (8.3%).  Unfunded loan commitments increased by $132.2 billion (2.1%), the largest quarterly increase since the first quarter of 2010.  Growth in unfunded commitments was led by a $44.5 billion (2.8%) increase in unfunded commercial and industrial loan commitments.

Total deposits increased by $172.4 billion (1.5%) in the quarter.  Growth was led by balances in accounts larger than $250,000, which increased by $157.5 billion (3.2%).  Balances in domestic deposit accounts of $250,000 or less declined by $13.5 billion (0.3%).  Non-interest-bearing accounts in domestic offices were up $115 billion (4.3%), while deposits in foreign offices rose by $35.8 billion (2.6%).  Nondeposit liabilities increased by $56.5 billion (3%), as banks increased their borrowings from Federal Home Loan Banks by $45.6 billion (11.6%).  Almost 90% of the growth in FHLB advances consisted of short-term borrowings (maturing or re-pricing in one year or less).  Banks also increased their unsecured nondeposit borrowings that mature in one to three years by $17.5 billion (21.7%).  Almost 90% of the $228.9 billion increase in liabilities during the quarter consisted of liabilities maturing or repricing in one year or less.

The number of insured institutions filing quarterly financial reports declined from 6,730 to 6,656 in the second quarter.  Mergers absorbed 61 institutions during the quarter, while seven institutions failed.  No new charters were added in the quarter.  The number of institutions on the FDIC’s “Problem List” declined from 411 to 354.  This is the smallest number of “problem” institutions since the end of the first quarter of 2009 and is 60% below the most recent peak level of 888 “problem” institutions at the end of the first quarter of 2011.  Total assets of “problem” institutions declined from $126.1 billion to

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$110.2 billion.  The number of full-time equivalent employees at FDIC-insured institutions increased from 2,058,867 to 2,060,002, but remained below the year-earlier level of 2,097,284.

Regulatory Developments

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which significantly changes the regulation of financial institutions and the financial services industry.  The Dodd-Frank Act includes provisions affecting large and small financial institutions alike, including several provisions that will profoundly affect how community banks, thrifts, and small bank and thrift holding companies will be regulated in the future.  Among other things, these provisions abolish the Office of Thrift Supervision and transfer its functions to the other federal banking agencies, relax rules regarding interstate branching, allow financial institutions to pay interest on business checking accounts, change the scope of federal deposit insurance coverage, and impose new capital requirements on bank and thrift holding companies.  The Dodd-Frank Act also establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will be given the authority to promulgate consumer protection regulations applicable to all entities offering consumer financial services or products, including banks.  In addition, the Dodd-Frank Act includes a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and prepayments.

The provisions of the Dodd-Frank Act related to debit card interchange income, often referred to as the “Durbin Amendment,” became effective during the December 2011 quarter.  These changes cap the amount of debit card interchange income that may be collected by large banks from merchants for processing card activity.  While the new rules technically may not apply to smaller banks, the impacts are expected to become uniform for the industry over time as merchants use their new authority and options to process customer card activity across a wider number of providers.  In general, the banking industry has begun to respond to lower debit card fee revenue by reducing customer account reward programs and related costs and increasing account service fees.

The Dodd-Frank Act contains numerous other provisions affecting financial institutions of all types, many of which may have an impact on operating environments in substantial and unpredictable ways.  Consequently, the Dodd-Frank Act is likely to affect the cost of doing business, it may limit or expand permissible activities, and it may affect the competitive balance within the industry and market areas.  Management is actively reviewing the provisions of the Dodd-Frank Act and assessing its probable impact on business, financial condition, and results of operations.  However, the ultimate effect of the Dodd-Frank Act on the financial services industry in general, and on banking in particular, is uncertain at this time.

Conclusion

NEW Bancshares, Inc.

INDUSTRY ENVIRONMENT

Far-reaching changes in the U.S. financial sector in recent decades have made community banks a smaller part of our financial system.  Of the U.S. credit market debt held by domestic financial intermediaries, the share held by U.S. chartered banks declined by almost half between 1984 and 2011, from 49% to 25%.  Over the same period, the share of U.S. banking assets held by community banks declined by more than half, from 38% to 14%.

Despite these changes, community banks continue to play a unique and important role in the U.S. economy.  As of 2011, community banks made up 92% of FDIC-insured banks and 95% of U.S. banking organizations.  In addition, community banks hold the majority of banking deposits in U.S. rural and micropolitan counties.  More than 600 counties—or almost one out of every five U.S. counties—that have no other physical banking offices except those operated by community banks.

The value of community banks has always been associated with the unique combination of services they provide to their customers, as well as the manner in which they do business.  By carrying out the traditional banking function of lending and deposit gathering on a local scale, community banks foster economic growth and help ensure that the financial resources of the local community are put to work on its behalf.

The current outlook for the Holding Company from an industry perspective remains uncertain.

NEW Bancshares, Inc.

LOAN PORTFOLIO AND SECURITIES PORTFOLIO DISCLAIMER

We have not examined the loan portfolio or securities of the Bank.  Direct examination would have been beyond the scope of this valuation assignment.  Management represented that the allowance for loan losses was adequate and securities fairly stated as of September 30, 2014.  The valuation conclusion of this report is rendered in direct reliance upon the representations by management.

NEW Bancshares, Inc.

FINANCIAL STATEMENT AND RATIO ANALYSIS

We have analyzed the financial position and performance of the Bank over the relevant period of analysis.  This review entailed an analysis of the Bank’s current financial statements in comparison with prior years and conversation with management that enhanced our understanding of the business reasons for changes in the financial statements.  Results of this review that have specific valuation implications are noted below or at the appropriate point in the valuation section of this report.  The financial statements used are from 2010 to 2013, and the nine months ended September 30, 2014 and 2013, which were used to prepare a latest 12 months (LTM) ended September 30, 2014, which are included in Exhibits C and D of this report.

Historical Balance Sheets

Assets

The Bank’s total assets increased from $83.0 million as of December 31, 2010, to $86.9 million as of September 30, 2014, a compound annual growth rate (CAGR) of 1.2%.  The primary driver of growth in total assets in the last five years has been due to growth in portfolio investments.

Total Earning Assets

The Bank’s total earning assets (net loans and leases, portfolio investments, federal funds sold, loans held for sale, and interest-bearing bank balances) increased from $73.8 million as of December 31, 2010, to $78.9 million as of September 30, 2014, a CAGR of 1.8%.  They also increased slightly from 88.8% to 90.7% of total assets between those dates.

Net Loans

The Bank’s net loans decreased at a CAGR of (2.2%), from $51.3 million at December 31, 2010, to $47.2 million at September 30, 2014.  The composition of the loan portfolio by loan type for the Bank at September 30, 2014, is shown as follows.

NEW Bancshares, Inc.

FINANCIAL STATEMENT AND RATIO ANALYSIS

The Bank’s loan loss reserve at September 30, 2014, was 1.3% of total loans while the peer group average was 1.52%.

The Bank’s nonperforming assets to total assets ratio was 1.28% at September 30, 2014, whereas the peer group average was 1.52%.  A correlation exists where the higher the nonperforming assets ratio, the lower the price a buyer will pay for a bank.

Portfolio Investments

Investment decisions made are within the policy range of the Board of Directors and are a function of the lending and liquidity needs of the Bank.  The portfolio contains an assortment of securities that are selected based on maximizing yield while maintaining a moderate level of risk.  All of the Bank’s securities are classified as available for sale.  The composition of the investment portfolio by type of security for the Bank as of September 30, 2014, is as follows.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

Between December 31, 2010, and September 30, 2014, the Bank’s portfolio investments increased from $18.6 million to $26.8 million, a CAGR of 10.2%.

Federal Funds Sold

Federal funds sold fluctuated, ultimately decreasing from $3.0 million at December 31, 2010, to $2.0 million at September 30, 2014.

Premises and Fixed Assets

The Bank is operated from headquarters located in Kewaunee, Wisconsin, with a second Kewaunee branch as well as branches in Green Bay and Two Rivers.  Management indicated that the Bank’s facilities will be sufficient for the foreseeable future.  Premises and fixed assets decreased at a CAGR of (5.9%) between December 31, 2010, and September 30, 2014.

Other Assets

The Bank’s other assets decreased from $2.9 million as of December 31, 2010, to $2.4 million as of September 30, 2014, a CAGR of (4.3%).  Other assets are primarily comprised of life insurance, equity securities without a readily determinable value, and accrued interest receivable.

Liabilities

The Bank’s total liabilities increased from $74.8 million as of December 31, 2010, to $78.3 million as of September 30, 2014, a CAGR of 1.2%.  The ratio of total liabilities as a percentage of total assets was 90.1% at December 31, 2010 and 90.1% as of September 30, 2014.

Deposits

The Bank’s deposits have increased at a CAGR of 1.5% between December 31, 2010, and September 30, 2014, from $73.6 million to $77.8 million.

Historical demand deposits, which are paid lower rates than other types of deposits, as a percentage of total deposits for the Bank, are summarized as follows.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

Other Borrowed Money and Liabilities

Other borrowed money decreased from $375,000 million as of December 31, 2010, to $0 as of September 30, 2014.

Other liabilities decreased from $793,000 at December 31, 2010, to $432,000 as of September 30, 2014.  Other liabilities are primarily comprised of deferred tax and accrued liabilities.

Stockholder Equity

A bank’s relationship of equity and its growth relative to total assets is useful in evaluating its ongoing ability to maintain sufficient capital levels.  The Bank has had a CAGR of 1.2% in its equity between December 31, 2010 and September 30, 2014, increasing from $8.2 million to $8.6 million, respectively.

Loan to Deposit Ratio

The Bank’s loan to deposit ratio is summarized below:

The Bank’s loan to deposit ratio has fluctuated, increasing from 2010 to 2011, before decreasing in each of the last three periods.  The loan to deposit ratio of the peer group declined from 2010 to 2011, and increased in each of the last two periods.  The Bank’s loan to deposit ratio was greater than that of the peer group in 2011 and 2012, but below the peer group in remaining periods under review.

Historical Income Statements

The following discussion focuses on the components of basic operating income, including net interest income, noninterest income, and noninterest expense.

Interest Income and Interest Expense

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FINANCIAL STATEMENT AND RATIO ANALYSIS

The Bank’s total interest income decreased from $3.9 million in 2010, to $3.0 million for the LTM ended September 30, 2014, a CAGR of (6.3%).

The Bank’s interest expense was $985,000 in 2010, decreasing to $296,000 during the LTM, a CAGR of (27.4%).

Net interest income after provision for loan and lease losses (interest income minus interest expense, less provision for loan and lease losses) increased at a CAGR of 1.0%, from $2.5 million in 2010 to $2.6 million during the LTM.

Provision for Loan Losses

The provision for loan and lease losses decreased from $347,000 million in 2010, to $255,000 in 2011, before increasing decreasing to $350,000 in 2012.  The Bank’s provision decreased to $145,000 in 2013 and decreased again during the LTM to $100,000.

Noninterest Income

The Bank’s noninterest (fee) income has decreased from $1.3 million in 2010 to $1.2 million during the LTM, a CAGR of (3.5%).

Overhead (Noninterest) Expenses

The Bank’s noninterest expense increased from $3.8 million in 2010, to $3.9 million during the LTM, a CAGR of 0.7%.  As a percentage of total interest income, noninterest expense increased from 97.2% in 2010 to 127.2% during the LTM.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

Bank Dividends Paid to the Holding Company

Dividend policy is a function of the profitability and capital requirements of the Bank.  The average payout ratio from 2010 through the LTM was $55,000 or 27.8% of average net income.  The Bank has paid dividends during the period under review as shown below.

Ratio Analysis and Peer Group Comparison

The Bank’s performance ratios were obtained from the Uniform Bank Performance Report (UBPR) found on the FDIC’s website.  The UBPR is an analytical tool created for bank supervisory, examination, and bank management purposes.  It shows the impact of management decisions and economic conditions on a bank’s financial performance and balance sheet condition over time and relative to its peer group.

The Bank’s financial position and performance are compared below with peer group data.  The peer group data includes banks with assets between $50 million and $100 million that are located in a metropolitan area and have three or more full-service offices.  The figures are for the years ended 2010 through 2013, and the nine months ended September 30, 2014.

Return on Assets and Return on Equity

ROA is an indicator of how efficiently the Bank manages its assets to generate earnings.  It tells an investor how much profit a company generated for each $1 of total assets.  ROE is a measure of the rate of earnings on a bank’s equity.  Companies with a high return on equity provide the biggest payoff to investors.  The Bank’s return on assets (ROA) and return on equity (ROE) are shown as follows.  The ROA calculation for the peer group is tax affected for banks that are S corporations.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

Between 2010 and 2012, the Bank’s ROA was above the peer group average.  However, during the past two periods under review, the Bank has posted a smaller ROA than its peer group average.

Similarly, the Bank’s ROE was above the peer group average between 2010 and 2012.  During 2013 and the LTM, the Bank’s posted a ROE below the peer group average.

Earning Assets / Total Assets

Asset utilization, as measured by the ratio of average earning assets to average total assets, has been as follows for the Bank over the last five periods.

The Bank’s ratio was consistently slightly below that of the peer group average for the periods under review.

Capital Adequacy

Capital, or equity, is the cushion that protects banks and their shareholders against loss resulting from the assumption of risk.  As a result, the adequacy of capital is very closely related to the individual risk profile of a bank.  Adequate capital supports future growth, fosters confidence in a bank’s financial condition, provides the capacity to serve customers’ needs, and protects a bank from unexpected losses.  Tier 1 leverage capital in general is a bank’s equity adjusted for unrealized gains and losses and intangible assets and represents the purest and most stable forms of capital.  The Bank’s capital adequacy as measured by the Tier 1 leverage capital ratio is listed as follows.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

The capital adequacy ratio has consistently been above the peer group average.

Interest (Yield) on Earning Assets

Net interest income to average earning assets is the difference between interest earned (on loans, leases, federal funds, investments, etc.) and interest paid (for deposits, federal funds, borrowings, etc.) compared with average earning assets.  This ratio is commonly referred to as the net interest margin (NIM).  Net interest income historically has been a bank’s largest source of earnings.

Below are the Bank’s average yield (interest) on earning assets and its net interest spread (net interest income to average earnings assets) compared to the peer group’s averages.

Over the last nine months and 2013, both the Bank’s average yield on its earning assets and net interest spread (net interest income to average earnings assets) have been below the peer group average.  The Bank’s net interest spread was within 0.02% of the peer group between 2010 and 2012 and the Bank’s average yield on its earning assets was above that of the peer group over the same period.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

Noninterest Income to Average Assets

Noninterest income to average assets measures a bank’s reliance on income derived from bank services and sources other than interest-bearing assets.  Noninterest income as a percent of average assets for the Bank is listed as follows.

The Bank outpaced the peer group average during all periods under review.

Overhead (Noninterest) Expenses to Average Assets

Overhead (noninterest) expenses as a percentage of average assets measures efficiency of a bank’s operations.  Although controlling overhead expense is important, too much cost cutting (for example, the decision to reduce staff below prudent levels and forgoing information systems upgrades) may expose a bank to significant risks that could impair future earnings.  The Bank’s ratios of overhead expenses to average assets compared to the peer group are shown as follows.

The Bank’s overhead expenses as a percent of average assets have consistently been higher than the peer group average during the periods under review.

Holding Company Financials

The Holding Company’s summary financial statements are found in Exhibit E of this report.  As of September 30, 2014, in addition to its investment in the Bank of $8.6 million, the Holding Company’s assets include $22,000 of cash and $1.1 million in other assets.  The Holding Company has $236,000 in short-term borrowings and $19,000 of balances due to subsidiaries and related institutions as of the valuation date.  The Holding Company’s stockholders’ equity increased at a CAGR of 1.6%, from $8,899,000 at December 31, 2010, to $9,458,000 as of September 30, 2014.

The main sources of the Holding Company’s income are dividends received from the Bank and other income.  The Holding Company had minimal “other” operating expenses of $17,000 and $13,000 of interest expense in the LTM.

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FINANCIAL STATEMENT AND RATIO ANALYSIS

Dividends at the Holding Company Level

The Holding Company has paid dividends to its shareholders in each of the past five years, as shown below.  The average payout ratio over the period under review was $50,000 or 20.5% of the average net income.

NEW Bancshares, Inc.

BOOK VALUE OF THE HOLDING COMPANY

The book value (stockholders’ equity or net worth) of a company is not definitive of value for that company.  Many analysts, however, use book value as a benchmark for comparison over time and in comparison with other companies currently.

As of September 30, 2014, the Holding Company’s stockholders’ equity was $9.5 million which is an increase from December 31, 2013, when the Holding Company’s stockholders’ equity was $9.1 million.

NEW Bancshares, Inc.

VALUATION OVERVIEW

The purpose and function of the valuation and the definition of fair market value were given in the Valuation Analyst’s Report.  The valuation procedures and techniques must be consistent with the purpose of the valuation and the definition of fair market value.

The discussion in this section is intended to provide an overview of the three basic valuation approaches available that may be used in the valuation process.  While all of these methods are not used in every case, consideration has been given to methods that are deemed to be appropriate for the Holding Company in arriving at our opinion of value.

The methods discussed in this section are presented to demonstrate methods which may be used to value the total equity of a financial institution.  Equity is defined as the owner’s interest in the entity after deduction of all liabilities.

In the valuation of any property or business, there are generally three approaches to value which may be examined as indicators of value.  These three approaches are as follows:

1.

The Income Approach

2.

The Market Approach

3.

The Cost Approach

In the income approach, value is dependent on the present worth of future economic benefits to be derived from ownership.  Value indications are developed by discounting expected future net cash flows available for distribution to their present worth at market-based rates of return.

Value estimates are established in a market approach by an analysis of recent sales or offerings of comparable property.

The cost approach considers the value of a property to be that amount required to erect or to construct a facility of equal utility.  As applied to the valuation of the common stock of a company which sells products or services, the cost approach calls for a summation of the fair market values of a company’s assets and a reduction of that aggregate by the total of a company’s liabilities.

Each of the described approaches may be used to develop an indication of the fair market value of the owners’ equity of a business enterprise; however, the appropriateness of these approaches varies with the type of business being appraised.

For asset-rich companies, such as real estate holding companies, the underlying assets are key elements in the success of the enterprise.  As a result, the cost and income approaches generally provide the best indications of value since these approaches

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VALUATION OVERVIEW

emphasize the current depreciated value of the assets and their long-range earning power.

For manufacturing and service companies, the income and market approaches are generally most appropriate because the value of these companies is more dependent on their ability to generate earnings than on the value of the underlying assets used in production or service.

In this valuation, the income, market, and cost approaches were considered and weighted based on their appropriateness considering all relevant facts and circumstances.

The eight factors which we have considered are as follows:

1.

The nature of the business and the history of the enterprise from its inception.

2.

The economic outlook in general and the condition and outlook of the specific industry in particular.

3.

The value of the tangible assets as represented on the books of the company and financial condition of the business including past results and current operations.

4.

The potential earnings capacity of the business and its ability to pay a fair return on an investment.

5.

The actual dividends or the ability of the business to pay dividends.

6.

The economic benefit of goodwill and other intangible assets in the overall enterprise value.

7.

The size of the company or size of the block of stock or security being valued; transactions or sales of similar securities if available.

8.

Market data of similar businesses including actual sales and offerings; relevant financial and sale data of securities in publicly traded comparable companies.

For purposes of this appraisal of the Holding Company, we are using a basic market approach to develop valuation indications for the Bank, the Holding Company’s primary asset.  The methods considered under the market approach are based upon comparisons with a selected group of guideline public companies as shown in Exhibit H.

In our opinion, given the Bank’s earning power as developed in the market approach, it is appropriate to also conduct an income approach for the current appraisal.

In this valuation, the income, market, and cost approaches were considered and weighted based on their appropriateness considering all relevant facts and circumstances.

NEW Bancshares, Inc.

MARKET APPROACH

Since no marketplace exists for the common stock of the Holding Company, an alternative to estimating its value is to analyze the process investors go through to determine the price they are willing to pay for the publicly traded common stock of companies that are similar.  As noted in IRS Revenue Ruling 59-60:

“Valuation of securities is, in essence, a prophecy as to the future and must be based on facts available at the required date of appraisal.  As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporation and industry represented.  When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used.  In many instances, the next best measure may be found in the prices at which the stocks of the companies engaged in the same or a similar line of business are selling for in a free and open market.”

In research as to whether the market approach was viable for the Holding Company, we looked at publicly traded companies with the same SIC (i.e., are in the same line of business).  Private transactions (sales or purchases) of closely held companies in the same or similar line of business were also examined.

Guideline Publicly Traded Company Method

One of the generally accepted methods of determining a capitalization factor is through the use of comparisons with similar companies whose stocks are publicly traded.  However, because we are primarily valuing a controlling, marketable interest, we have not utilized this method.

Guideline Private Transaction Method

A generally accepted method of valuing banks is through comparisons with transactions involving similar companies.  Through the review of the SNL Financial transaction database, we selected transactions announced between September 30, 2013 and September 30, 2014, that involved targets in the Midwest where complete information on the purchase price was available in the database.  Information regarding the guideline private transactions is shown in Exhibit H.

Since the multiples are based on sales of banks or bank holding companies, its result is an enterprise control value; therefore, we do not need to add a control premium.

The determination of value using the market approach is listed below.  Multiples of earnings, book, and asset values were utilized in the analysis.

Ongoing Earning Power

For the purpose of this appraisal, historical earnings streams may be adjusted to allow for a better estimate of future financial performance.  In order to use the historical reported earnings data to determine the Bank’s normalized earnings capacity, we

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MARKET APPROACH

considered adjustments to the data to reflect a level of earning power which is most reflective of direct operations of the Bank.  The adjustments that could be made include adjustments for excessive or one-time expenses or revenue and/or nonoperating expenses and revenue.  These items distort (positively or negatively) the financial picture of the Bank’s past; therefore, its future potential is difficult to assess unless adjusted to normalized amounts.

After a review of the financial statements, the Bank’s noninterest income and expenses were normalized to equal the Bank’s peer group average level of noninterest income and expenses.  The noninterest income and expense adjustments were calculated net of a 15% tax rate.  Finally, we estimated the Bank’s income tax expense based on C corporation tax rates.

The ongoing earning power of the Bank is based on the latest 12 months’ earnings and is $317,000 less $16,000 in earnings from excess capital (at the average yield on investments), for an adjusted ongoing earnings of $301,000 per year.  Excess capital is determined by computing shareholder equity (less goodwill and other intangibles) above normalized capital.  Normalized capital is computed by multiplying net assets (total assets less goodwill and other intangibles) by 8%.  The determination of ongoing earning power is presented in Exhibit F.

Price to Earnings Multiple

The transaction data in Exhibit H indicates that the average and median price to normalized LTM earnings multiples paid for banks was 24.26 and 19.12, respectively.  Due to the Bank’s materially lower return on assets and equity ratios, we selected a multiple of 25.0 to apply to the Bank’s adjusted estimated ongoing earning power.  A higher multiple is supported by the data in Exhibit H as banks with materially lower ROAs trade a multiple significantly above the average and median.

Exhibit F presents the valuation of the Bank based on its earnings power and the base price to earnings multiple under the guideline private transaction method.  Specifically, the adjusted estimated ongoing earnings of $301,000 is multiplied by the price to earnings multiple of 25.0 for an indication of value for the Bank’s core capital of $7,526,000.  Excess capital of $1,633,000 is then added to arrive at the estimated fair market value of the Bank on a controlling, marketable basis of $9,160,000.

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MARKET APPROACH

Price to Normalized Tangible Book Value of Equity Multiple

We also applied a price to normalized tangible book value of equity multiple to the Bank’s normalized tangible book value of equity.  As described earlier, normalized capital is computed by multiplying tangible assets (total assets less goodwill and other intangibles) by 8%.  The guideline private transaction data in Exhibit H indicates that the average and median price to normalized tangible book value of equity multiples were 1.29 and 1.38, respectively.  After considering the Bank’s relatively low return on assets and equity ratios and other factors, we selected a price to book multiple of 1.10.

The Bank’s normalized tangible book value of equity of $6,949,000 is multiplied by 1.10, resulting in a value of the Bank without excess capital of $7,644,000.  To this amount we add the Bank’s excess capital of $1,633,000 which results in the estimated fair market value of the Bank on a controlling, marketable basis of $9,277,000.

Price to Tangible Asset Ratio

We also applied a price to tangible asset ratio to the total tangible assets of the Bank.  The guideline private transaction data in Exhibit H indicates that the average and median price to asset multiples were 13.21% and 12.97%, respectively.  We selected a price to asset multiple of 11.50% due to the Bank’s relatively low returns on assets and equity, as mentioned above.

The Bank’s total tangible assets of $86,859,000 are multiplied by 11.50%, resulting in the fair market value of the Bank of $9,989,000 on a controlling, marketable basis.

Indicated Value

All three methods were then averaged to arrive at a conclusion of $9,500,000 for the equity of the Bank on a controlling, marketable basis under the market approach.

NEW Bancshares, Inc.

INCOME APPROACH

The income approach serves to estimate value of an asset by considering the income (benefits) generated by an investment in the asset over a period of time.  This approach is based on the fundamental valuation principle that the value of a business is equal to the present worth of the future benefits of ownership.  In applying the methods under this approach, the business appraiser estimates the future ownership benefits and discounts them to present value at an appropriate rate known as a discount rate.  This discount rate should reflect the time value of money, inflation, and the risks associated with ownership of the specific business interest that is the subject of the appraisal.

Capitalization of Adjusted Earnings Method

In this method, value is determined by applying a capitalization rate to the Holding Company’s estimated earnings stream.  The equation for the capitalization of income is V = I/(k-g), where V = the present value, I = the income stream or stream of benefits, k = the cost of capital rate, and g = the expected growth rate.  The theory is that a continuous stream of income is worth the amount of money it would take to reproduce that income stream, given an appropriate interest rate for that type of investment.  For example, an investment of $100 that paid 10% would yield $10 per year into perpetuity (assuming no growth in the dividend).  The capitalization process reverses this equation.  The realization of $10 per year into perpetuity from your business with an expected 10% return would be worth $100 ($100 = $10 / 10%).

In this method, the normalized net cash flow is used as earnings to be capitalized.  Normalized net cash flow equates to discretionary cash available to pay dividends to stockholders.

Net Cash Flows

The Bank’s latest 12 months’ earnings stream was assumed to be representative of an average base year from which near-term earnings can be estimated.  The latest 12 months’ earnings stream was utilized since we believe it approximates the Bank’s financial position going forward.  In our analysis, a growth rate of 4.75% was estimated for net cash flow based on management’s current outlook and future anticipated growth from an earnings base that is low for the amount of assets held by the bank.

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INCOME APPROACH

Capitalization Rate

The capitalization rate has been calculated using the modified Capital Asset Pricing Model (CAPM) which is generally represented as:

Re = Rf + [RP x b] + Rs + CSR

Where:

Re = Estimated return on equity

Rf = Risk free rate

RP = Equity risk premium for the market as a whole for a security with a beta of 1.0

b = Beta, a measure of the relative volatility of a security compared to the market

Rs = Size premium based on relative size of market capitalization

CSR = Company-specific risk premium

The modified CAPM is calculated using the build-up method and equals the sum of the following:

•

To determine the rate of return an investor would require on a risk-free investment, we relied on the 20-year U.S. Treasury bond rate, which was 2.98% as of the valuation date.

•

Since investing in a company is not risk-free, a premium above the bond yield was added for an equity investment as reported in Duff and Phelps 2014 Valuation Handbook for large common stocks.  The equity risk premium of 6.70% is based on historical stock returns.

•

The Bank’s unsystematic risk was estimated using a beta which is based on the historic volatility of guideline public banks to the appropriate market index.  In the subject case, the median beta for publicly traded banks in the Midwestern U.S. with market capitalizations between $1 million and $633 million was determined to be 0.36%.  That size range was chosen as it correlates with small companies in the 9th and 10th decile, as defined in the Duff and Phelps 2014 Valuation Handbook.

•

Again, the Duff and Phelps study indicates that small companies in the 9th and 10th decile, such as the subject, warrant an additional risk component in their returns on equity.  A small company premium in the amount of 3.81% was made to account for the relative size of the subject versus the market as a whole.

The cost of equity reflects the risk experience of similar-sized financial institutions or bank holding companies with a comparable market capitalization.  By applying the stated discount rate to the incremental income attributable to the Bank’s adjusted ongoing earnings stream, the value for the Bank’s equity is determined.  The Bank’s estimated cost of equity (net cash flow discount rate) is 9.2%, rounded, as shown in Exhibit I.

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INCOME APPROACH

The capitalization rate of 4.45% is equal to the discount rate of 9.2% less the long-term growth rate of 4.75%.  The capitalization rate is then further reduced by one year’s growth rate to 4.25%

(4.45 / 1.0475 = 4.2482% or 4.25%).

The indicated value of the common equity before adjustments is derived from dividing the latest three-period average earnings of $317,000 by the 4.25% capitalization rate.  The resulting unadjusted indication of value of the common equity is $7,468,000, under the income approach on a minority, marketable basis.  A minority, marketable basis is assumed as the inputs used in the build-up method of the capitalization rate were derived from publicly traded companies whose share prices are inherently assumed to be on a minority, marketable basis.

Determination of the Control Premium

To realize the full value of a property, whether through continued use or through sale, an investor must hold a controlling interest in the partnership, corporation, or ownership group that holds the asset.  Evidence of this can be found in the fact that the acquisition of a publicly traded corporation usually is effected at a premium to the minority share price observed prior to the transaction announcement.  Therefore, property interest carrying rights and prerogatives inferior to those of full control must be less valuable, on a per share basis, than a controlling interest in the same property.

A controlling interest provides substantial benefits including the ability to:

1.

Select directors and appoint management.

2.

Determine management compensation.

3.

Set the policies of the company.

4.

Determine the course of the business.

5.

Make acquisitions or sell the business.

6.

Declare dividends.

7.

Change the articles of incorporation or bylaws.

As a result of these benefits, the controlling shareholder usually reaps more rewards from the ownership of the business than minority shareholders.  Consequently, substantial value has been placed on these benefits in the marketplace in the form of a control premium.

We reviewed the Factset Mergerstat® Control Premium StudyTM to find specific transactions involving publicly traded banks that were sold during the past ten years as that time frame includes a full market cycle for U.S. banks.  The search yielded 306 transactions.  This data revealed median and average control premiums of 27% and 33.5%, respectively, were offered for stock purchases that would result in control of these companies.

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INCOME APPROACH

There are several factors that can influence the premium paid.  These include, but are not limited to:

•

A bank’s management

•

The ability to replace management

•

Restriction on transfer of shares

•

A bank’s size

•

Number of shareholders

•

Concentration of control

•

Size of block being valued

•

Volatility of assets

•

Time of termination of entity

Regarding the Bank:

•

The Bank’s management is adequate.  There are key people involved in the Bank’s operations.  However, because of its small size, the loss of any of these key people would hurt the Bank.  While there is cross training among the management team, it would take time to replace key personnel.

•

There are currently no restrictions on the transfer of the Bank’s common stock.

•

The Bank’s has approximately $87 million in total assets and it has four branches in three different Wisconsin counties.  The Bank’s assets have been stable over the past five years.

•

The termination date of the entity is not in the foreseeable future.

Based on the data, a control premium of 25% was selected for application to the previously determined conclusions on a minority basis.  Applying the 25% control premium to the minority equity, the controlling marketable value of the business is determined as follows.

NEW Bancshares, Inc.

INCOME APPROACH

NEW Bancshares, Inc.

VALUE CORRELATION

Value Correlation of the Bank

The choice of valuation approaches used in a given situation to arrive at a final conclusion of value depends upon a number of different factors.  The choice is determined by the type of business being valued, the reason for the valuation, and the availability of necessary information.  For the Bank, the following indications of value for the equity on a controlling, marketable basis was estimated using the various approaches to value as previously described in this report and indicated below:

For the reasons indicated in the preceding paragraphs, the guideline private transaction method and the capitalized historical earnings methods were weighted the same in arriving at the concluded fair market value.  Based on these approaches, we believe a reasonable estimate of the fair market value for the equity of the Bank on a controlling, marketable basis to be $9,400,000 as of September 30, 2014.

NEW Bancshares, Inc.

CONCLUSION OF VALUE

Conclusion of Value for the Holding Company

We determined the estimated fair market value of the Bank on a controlling, marketable basis to be $9,400,000 based on market and income approaches.  To determine the value of the Holding Company, adjustments were made for the Holding Company’s other assets and liabilities, as shown in Exhibit G.

To determine the value of the Holding Company, its investment in the Bank was adjusted from its book value to its estimated fair market value determined above.  No other assets or liabilities were deemed to need adjustments.  Based on this valuation method, we believe a reasonable estimate of the fair market value for the equity of the Holding Company on a controlling, marketable basis to be $10,227,000 as of September 30, 2014.  A controlling, marketable conclusion is arrived at since we are using guideline private transactions where 100% of the stock of the companies are sold.  This calculation is shown in Exhibit G.

Conclusion of Value per Share of Common Stock

Based on the investigation and premises as outlined, it is concluded that at September 30, 2014, the fair market value per share of the common stock of NEW Bancshares, Inc., determined on a controlling, marketable basis, based on 100,864 shares issued and outstanding is:

ONE HUNDRED AND ONE DOLLARS $101

The complete computation is shown in Exhibit G.

Throughout this valuation, we have analyzed the subject property and financial data in the same manner as a prospective purchaser.  The valuation analysis is subject to assumptions and conditions specified in this report and in the attached Statement of Procedural Policies, General Assumptions, and Limiting Conditions.  The analysis and conclusions are supported to a greater degree in the working papers.

The valuation analysis included discussions with management concerning the history and nature of the business, a study of the economic status and prospects of the business, and a review and analysis of historical financial information and other pertinent records and documents furnished to us.  The financial statements and other records and documents were accepted without investigation, as properly representing the Bank, its operations, and condition.

NEW Bancshares, Inc.

STATEMENT OF PROCEDURAL POLICIES, GENERAL ASSUMPTIONS, AND LIMITING CONDITIONS

The service provided by Wipfli LLP has been performed in accordance with recognized professional valuation standards, the Code of Ethics of the American Society of Appraisers (ASA), the USPAP, and Statement on Standards for Valuation Services by the AICPA.  Our compensation is not contingent upon our conclusions of value.  All files, working papers, or documents developed during the course of the assignment shall be our property.  We will retain this data for at least seven years.

Opinions are subjective and can be greatly altered by a change in underlying assumptions or conditions.  The valuation analyst’s opinion does not constitute advice for any specific action.  The valuation analyst offers an opinion of value under the assumptions and conditions that are expressed or implied.  The client has been informed of these assumptions and, accordingly, accepts responsibility and liability for subsequent actions that are taken.  In accepting this document, the client agrees that he or she understands and accepts this provision.  The primary procedural policies, assumptions, and limiting conditions in this report are summarized below.  Other assumptions are cited elsewhere in this report.

1.	The conclusion of value arrived at herein is valid only for the stated purpose as of the date of the valuation.

2.

The Holding Company and its representatives warranted to us that the information they supplied was complete and accurate to the best of their knowledge and that the financial statement information reflects the Holding Company’s results of operations and financial and business condition.  Financial statements and other related information provided by the Holding Company or its representatives, in the course of this engagement, have been accepted without any verification as fully and correctly reflecting the enterprise’s business conditions and operating results for the respective periods, except as specifically noted herein.  As part of this engagement, Wipfli LLP has not audited, reviewed, or compiled the financial information provided to us, and accordingly, Wipfli LLP expresses no audit opinion or any other form of assurance on this information.

3.

Public information and industry and statistical information have been obtained from sources Wipfli LLP believes to be reliable.  However, we make no representation as to the accuracy or completeness of such information and have performed no procedures to corroborate the information.

4.

The conclusion of value arrived at herein is based on the assumption that the current level of management expertise and effectiveness would continue to be maintained and that the character and integrity of the Holding Company through any sale, reorganization, exchange, or diminution of the owners’ participation would not be materially or significantly changed.

5.

This report and the conclusion of value arrived at herein are for the exclusive use of our client for the sole and specific purposes as noted herein.  They may not be used for any other purpose or by any other party for any purpose.  Furthermore the report and conclusion of value are not intended by the author and should not be construed by the reader to be investment advice in any manner whatsoever.  The conclusion of value represents our considered opinion, based on information furnished by the Holding Company and other sources

6.

Neither all nor any part of the contents of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other means of communication, including but not limited to the Securities and Exchange Commission or other governmental agency or regulatory body, without our prior written consent and approval.

7.

Future services by Wipfli LLP regarding the subject matter of this report, including but not limited to testimony or attendance in court, shall not be required unless previous arrangements have been made in writing.

NEW Bancshares, Inc.

STATEMENT OF PROCEDURAL POLICIES, GENERAL ASSUMPTIONS, AND LIMITING CONDITIONS

8.

We are not environmental consultants or auditors, and take no responsibility for any actual or potential environmental liabilities.  Any person entitled to rely on this report, wishing to know whether such liabilities exist, or the scope and their effect on the value of the property, is encouraged to obtain a professional environmental assessment.  Wipfli LLP did not conduct or provide environmental assessments and has not performed one for the subject property.

9.

Wipfli LLP has not determined independently whether the Holding Company is subject to any present or future liability relating to environmental matters (including, but not limited to CERCLA / Superfund liability) or the scope of any such liabilities.  Our valuation takes no such liabilities into account, except as they have been reported to us by the Holding Company or by an environmental consultant working for the Holding Company, and then only to the extent that the liability was reported to us in an actual or estimated dollar amount.  Such matters, if any, are noted in the report.  To the extent such information has been reported to us, we have relied on it without verification and offer no warranty or representation as to its accuracy or completeness.

10.

Wipfli LLP has not made a specific compliance survey or analysis of the subject property to determine whether it is subject to, or in compliance with, the Americans With Disabilities Act, and this valuation does not consider the effect, if any, of noncompliance.

11.	No change of any item in this appraisal report shall be made by anyone other than Wipfli LLP, and we shall have no responsibility for any such unauthorized change.

12.

Unless otherwise stated, no effort has been made to determine the possible effect, if any, on the Holding Company due to future federal, state, or local legislation, including any environmental or ecological matters or interpretations thereof.

13.

If prospective financial information approved by management has been used in our work, Wipfli LLP has not examined or compiled the prospective financial information and therefore, does not express an audit opinion or any other form of assurance on the prospective financial information or the related assumptions.  Events and circumstances frequently do not occur as expected, and there will usually be differences between prospective financial information and actual results, and those differences may be material.  Wipfli LLP does not provide assurance on the achievability of the results forecasted by the Holding Company, and achievement of the forecasted results is dependent on actions, plans, and assumptions of management.

14.	Wipfli LLP has conducted interviews with the current management of the Holding Company concerning the past, present, and prospective operating results of the Bank.

15.

Except as noted, Wipfli LLP has relied on the representations of the Holding Company’s owners, management, and other third parties concerning the value and useful condition of all equipment, real estate, investments used in the business, and any other assets or liabilities, except as specifically stated to the contrary in this report.  We have not attempted to confirm whether or not all assets of the business are free and clear of liens and encumbrances or that the entity has good title to all assets.

16.

The valuation may not be used in conjunction with any other appraisal or study.  The value conclusion(s) stated in this appraisal is based on the program of utilization described in the report, and may not be separated into parts.

17.

Unless otherwise stated in the appraisal, the valuation of the business has not considered or incorporated the potential economic gain or loss resulting from contingent assets, liabilities, or events existing as of the valuation date.

NEW Bancshares, Inc.

STATEMENT OF PROCEDURAL POLICIES, GENERAL ASSUMPTIONS, AND LIMITING CONDITIONS

18.

Any decision to purchase, sell or transfer any interest in Holding Company shall be your sole responsibility, as well as the structure to be utilized and the price to be accepted.  The selection of the price to be accepted requires consideration of factors beyond the information Wipfli LLP will provide or has provided.  An actual transaction involving the Holding Company might be concluded at a higher value or at a lower value, depending upon the circumstances of the transaction and the business, and the knowledge and motivations of the buyers and sellers at that time.  Due to the economic and individual motivational influences which may affect the sale of a business interest, the appraiser assumes no responsibility for the actual price of any subject business interest if sold or transferred.

19.

In all matters that may be potentially challenged by a Court or other party, Wipfli LLP does not take responsibility for the degree of reasonableness of contrary positions that others may choose to take, nor for the costs or fees that may be incurred in the defense of our recommendations against challenge(s).  Wipfli LLP will, however, retain supporting workpapers for your matter, and will be available to assist in defending our professional positions taken, at our then current rates, plus direct expenses at actual, and according to our then current Standard Professional Agreement.

20.

The report assumes all required licenses, certificates of occupancy, consents, or legislative or administrative authority from any local, state or national government, or private entity or organization have been or can be obtained or reviewed for any use on which the opinion contained in the report are based.

21.	Wipfli LLP expresses no opinion for matters that require legal or other specialized, investigation, or knowledge beyond that customarily employed by business appraisers.

22.

Unless stated otherwise in this report, Wipfli LLP expresses no opinion as to: (1) the tax consequences of any transaction which may result, (2) the effect of the tax consequences of any net value received or to be received as a result of a transaction, and (3) the possible impact on the market value resulting from any need to effect a transaction to pay taxes.

.

NEW Bancshares, Inc.

EXHIBITS

EXHIBIT A

-

CERTIFICATE OF VALUATION ANALYSTS AND PROFILES OF ANALYSTS

EXHIBIT B

-

INFORMATION SOURCES USED IN VALUATION

EXHIBIT C

-

COMPARATIVE BANK BALANCE SHEETS

EXHIBIT D

-

COMPARATIVE BANK INCOME STATEMENTS

EXHIBIT E

-

HOLDING COMPANY FINANCIAL STATEMENTS

EXHIBIT F

-

DETERMINATION OF ONGOING EARNING POWER AND

VALUE OF THE BANK

EXHIBIT G

-

DETERMINATION OF THE VALUE OF THE HOLDING COMPANY

EXHIBIT H

-

GUIDELINE PRIVATE TRANSACTION DATA

EXHIBIT I

-

DISCOUNT RATE CALCULATION

NEW Bancshares, Inc.

Exhibits

EXHIBIT A

CERTIFICATE OF VALUATION ANALYSTS

I certify that to the best of my knowledge and belief:

The statements of fact contained in this report I believe to be true and correct.  You will note that I have not performed any corroborating procedures to substantiate the data presented to me.

The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, unbiased professional analyses, opinions, and conclusions.

I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

I have performed services regarding the property that is the subject of this report within the three-year period immediately preceding acceptance of this assignment.

My employment and compensation in connection with this report are not contingent on an action or event resulting from the analyses, opinions, or conclusions in or the use of this report.

My analyses, opinions, and conclusions were developed and this report has been prepared in conformity with the USPAP and the AICPA Consulting Services Executive Committee “Statement on Standards for Valuation Services.”

This report sets forth general assumptions and limiting conditions affecting the analyses, values, and conclusions.  No other assumptions and limiting conditions were expressed verbally or are implied.

No persons other than the undersigned prepared the analyses, values, or conclusions set forth in this report.

All Accredited Senior Appraisers (ASAs) employed by Wipfli LLP are in compliance with the requirements of the American Society of Appraisers’ mandatory recertification program.

Paul D. Ouweneel

Dated:

December 2, 2014

Paul D. Ouweneel, CPA, CFP®

Senior Financial Analyst

Valuation, Litigation, and Transaction Services

Kevin M. Janke

Dated:

December 2, 2014

Kevin M. Janke, CPA/ABV, ASA

Partner

Valuation, Litigation, and Transaction Services

NEW Bancshares, Inc.

EXHIBIT A

PROFILE OF ANALYSTS

PAUL D. OUWENEEL

Education

University of Wisconsin-Whitewater	2006
M.P.A., Accounting
University of Wisconsin-Whitewater	2005
B.B.A., Accounting

Licenses/Certifications
State of Wisconsin – Certified Public Accountant (CPA)	2009
Certified Financial Planner™ Professional (CFP®)	2011
Level III Candidate in the CFA Program	2013

Affiliations

AICPA – Member

CFP Institute – Member

CFA Institute - Member

Professional History

Wipfli LLP

Senior Financial Analyst – Valuation, Litigation, and Transaction Services

2012 – Present

Specializes in business valuations, valuation analysis, and sale and purchase assistance for companies in a variety of industries.  Duties include working with clients and attorneys who require business appraisal services for purposes of financial reporting, shareholder planning, corporate reorganizations, employee stock ownership plan valuation, estate planning, estate settlement, tax planning, litigation support, buying or selling of a business, divorce, gifting, conversion to S corporations, buy/sell agreements, and other purposes.

Robert W. Baird & Co., Inc.

Financial Advisor

2010 – 2012

Presented complex financial solutions and ideas to clients based on analysis of client’s financial circumstances focusing on investments, financial plan development, and investment related tax considerations.  Responsibilities included determining investor suitability, risk tolerance, net worth, and investment expertise, in order to guide a client’s decision making as they positioned significant assets among a variety of financial instruments.

PAUL D. OUWENEEL

Professional History (Continued)

Deloitte Investment Advisors, LLC

NEW Bancshares, Inc.

EXHIBIT A

PROFILE OF ANALYSTS

Investment/Tax Senior Consultant

2007 – 2010

Developed and presented investment strategies and solutions to management for implementation in client portfolios.  Duties included identifying, analyzing, and communicating current market economic issues as well as monitoring and reporting on money manager and mutual fund performances relative to peers and benchmark indices.

Developed Publications/Seminars

Various professional development programs related to investments, finance, sales, marketing, lending, and mortgage banking.

NEW Bancshares, Inc.

EXHIBIT A

PROFILE OF ANALYSTS

KEVIN M. JANKE

Education

University of Wisconsin-La Crosse	1989
B.S., Accounting

Licenses and Certifications
State of Wisconsin – Certified Public Accountant (CPA)	1993
American Society of Appraisers – Accredited Senior Appraiser (ASA)	1998
AICPA – Accredited in Business Valuation (ABV)	1998
State of Wisconsin – Licensed Real Estate Broker	2005
Series 79 – Limited Representative – Investment Banking	2012
Series 63 – Stock Uniform Securities Agent	2012

Affiliations

American Society of Appraisers

AICPA – Member

WICPA – Member

Professional History

Wipfli LLP

1990 – Present

Partner – Valuation, Litigation, and Transaction Services

Prepares business valuations for companies in a variety of industries, including a concentration in financial institutions.  Duties include working with clients and attorneys that require business appraisal services for purposes of litigation support, buying or selling their business, divorce, estate planning, gifting, conversion to S corporations, buy/sell agreements, and other purposes.

Developed Publications/Seminars

Various presentations related to business valuation to various groups

NEW Bancshares, Inc.

EXHIBIT B

INFORMATION SOURCES USED IN VALUATION

Many sources of information were used when preparing this valuation.  The information was generated from data obtained from an information request, a conference call, follow-up discussions with bank management, and from various other public or published data.

The sources of information used for this valuation included the following:

1.	Financial statements filed with the FDIC for the years ended December 31, 2010 through 2013, and the nine months ended September 30, 2014 and 2013
2.	Uniform Bank Performance Reports for the years ended December 31, 2010 through 2013, and the nine months ended September 30, 2014
3.	Parent company only financial statements filed with the Federal Reserve System for the years ended December 31, 2010 through 2013
4.	Internally prepared financial statements of the Holding Company for the nine months ended September 30, 2014 and 2013
5.	Stockholders’ list for the Holding Company as of September 30, 2014
6.	Key personnel list
7.	The Bank’s website at http://www.unionstatebank.org
8.	Information on guideline private transaction provided by SNL Financial
9.	Trade associations and industry sources
10.

Information on the U.S., state, and local economies gathered from various trade publications, reports, and articles, KeyValueData™ prepared the national forecast as of August 2014; the Wisconsin Economic Outlook was prepared by the Division of Research and Policy, Wisconsin Department of Revenue, and First Research

11.	Industry information gathered from the FDIC’s Quarterly Banking Profile as of June 30, 2014
12.	Duff and Phelps 2014 Valuation Yearbook
13.	Various other information

NEW Bancshares, Inc.

B-1

EXHIBIT C

COMPARATIVE BANK BALANCE SHEETS

NEW Bancshares, Inc.

Exhibit C

**Union State Bank**
**Kewaunee, WI**

**Comparative Balance Sheets**

| (in thousands) | Sep. 30, 2014 | Dec. 31, 2013 | Dec. 31, 2012 | Dec. 31, 2011 | Dec. 31, 2010 | 5-period Average 2010 - 2014 | CAGR 2010 - 2014 |
|---|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | | |
| Net loans and leases | $47,166 | $47,291 | $49,083 | $54,646 | $51,299 | $49,897 | -2.2% |
| Portfolio investments | 26,843 | 25,388 | 19,611 | 18,632 | 18,635 | 21,822 | 10.2% |
| Federal funds sold | 2,004 | 200 | 2,000 | 1,500 | 3,000 | 1,741 | -10.2% |
| Loans held for sale | 309 | 0 | 620 | 247 | 635 | 362 | -17.5% |
| Interest-bearing bank balances | 2,528 | 1,892 | 391 | 182 | 181 | 1,035 | 102.1% |
| **TOTAL EARNING ASSETS** | 78,850 | 74,771 | 71,705 | 75,207 | 73,750 | 74,857 | 1.8% |
| Non-interest-bearing cash and due from banks | 3,767 | 4,442 | 5,907 | 3,614 | 3,957 | 4,337 | -1.3% |
| Premises and fixed assets | 981 | 1,046 | 1,097 | 1,205 | 1,232 | 1,112 | -5.9% |
| Other real estate owned | 543 | 757 | 1,414 | 322 | 840 | 775 | -11.0% |
| Goodwill and other intangible assets | 346 | 380 | 399 | 384 | 414 | 385 | -4.7% |
| Other assets | 2,421 | 2,762 | 2,816 | 2,922 | 2,853 | 2,755 | -4.3% |
| **TOTAL ASSETS** | $86,908 | $84,158 | $83,338 | $83,654 | $83,046 | $84,221 | 1.2% |
| | | | | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | | |
| **LIABILITIES** | | | | | | | |
| Deposits | $77,845 | $75,450 | $73,774 | $74,427 | $73,638 | $75,027 | 1.5% |
| Other borrowed money | 0 | 0 | 0 | 0 | 375 | 75 | -100.0% |
| Other liabilities | 432 | 318 | 697 | 624 | 793 | 573 | -15.0% |
| **TOTAL LIABILITIES** | 78,277 | 75,768 | 74,471 | 75,051 | 74,806 | 75,675 | 1.2% |
| | | | | | | | |
| **STOCKHOLDERS' EQUITY** | | | | | | | |
| Common stock | 245 | 245 | 245 | 245 | 245 | 245 | 0.0% |
| Surplus | 1,755 | 1,755 | 1,755 | 1,755 | 1,755 | 1,755 | 0.0% |
| Undivided profits | 6,709 | 6,655 | 6,617 | 6,385 | 6,159 | 6,505 | 2.3% |
| Accumulated other comprehensive income | (78) | (265) | 250 | 218 | 81 | 41 | N/A |
| **TOTAL STOCKHOLDERS' EQUITY** | 8,631 | 8,390 | 8,867 | 8,603 | 8,240 | 8,546 | 1.2% |
| | | | | | | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $86,908 | $84,158 | $83,338 | $83,654 | $83,046 | $84,221 | 1.2% |

C-1

# Union State Bank
**Kewaunee, WI**

## Common Size Balance Sheet

| | Sep. 30, 2014 | Dec. 31, 2013 | Dec. 31, 2012 | Dec. 31, 2011 | Dec. 31, 2010 | 5-period Average 2010 - 2014 |
|---|---|---|---|---|---|---|
| **ASSETS** | | | | | | |
| Net loans and leases | 54.3 | 56.2 | 58.9 | 65.3 | 61.8 | 59.3 |
| Portfolio investments | 30.9 | 30.2 | 23.5 | 22.3 | 22.4 | 25.9 |
| Federal funds sold | 2.3 | 0.2 | 2.4 | 1.8 | 3.6 | 2.1 |
| Loans held for sale | 0.4 | 0.0 | 0.7 | 0.3 | 0.8 | 0.4 |
| Interest-bearing bank balances | 2.9 | 2.2 | 0.5 | 0.2 | 0.2 | 1.2 |
| **TOTAL EARNING ASSETS** | 90.7 | 88.8 | 86.0 | 89.9 | 88.8 | 88.9 |
| Noninterest-bearing cash and due from banks | 4.3 | 5.3 | 7.1 | 4.3 | 4.8 | 5.2 |
| Premises and fixed assets | 1.1 | 1.2 | 1.3 | 1.4 | 1.5 | 1.3 |
| Other real estate owned | 0.6 | 0.9 | 1.7 | 0.4 | 1.0 | 0.9 |
| Goodwill and other intangible assets | 0.4 | 0.5 | 0.5 | 0.5 | 0.5 | 0.5 |
| Other assets | 2.8 | 3.3 | 3.4 | 3.5 | 3.4 | 3.3 |
| **TOTAL ASSETS** | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |
| | | | | | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | | | |
| **LIABILITIES** | | | | | | |
| Deposits | 89.6 | 89.7 | 88.5 | 89.0 | 88.7 | 89.1 |
| Other borrowed money | 0.0 | 0.0 | 0.0 | 0.0 | 0.5 | 0.1 |
| Other liabilities | 0.5 | 0.4 | 0.8 | 0.7 | 1.0 | 0.7 |
| **TOTAL LIABILITIES** | 90.1 | 90.0 | 89.4 | 89.7 | 90.1 | 89.9 |
| | | | | | | |
| **STOCKHOLDERS' EQUITY** | | | | | | |
| Common stock | 0.3 | 0.3 | 0.3 | 0.3 | 0.3 | 0.3 |
| Surplus | 2.0 | 2.1 | 2.1 | 2.1 | 2.1 | 2.1 |
| Undivided profits | 7.7 | 7.9 | 7.9 | 7.6 | 7.4 | 7.7 |
| Accumulated other comprehensive income | (0.1) | (0.3) | 0.3 | 0.3 | 0.1 | 0.1 |
| **TOTAL STOCKHOLDERS' EQUITY** | 9.9 | 10.0 | 10.6 | 10.3 | 9.9 | 10.1 |
| | | | | | | |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 | 100.0 |

C-2

EXHIBIT D

COMPARATIVE BANK INCOME STATEMENTS

NEW Bancshares, Inc.

Exhibit D

NEW Bancshares, Inc.

D-1

NEW Bancshares, Inc.

D-2

EXHIBIT E

HOLDING COMPANY FINANCIAL STATEMENTS

NEW Bancshares, Inc.

Exhibit E

NEW Bancshares, Inc.

E-1

NEW Bancshares, Inc.

E-2

EXHIBIT F

DETERMINATION OF ONGOING EARNING POWER AND

VALUE OF THE BANK

NEW Bancshares, Inc.

Exhibit F

NEW Bancshares, Inc.

F-1

EXHIBIT G

DETERMINATION OF THE VALUE OF THE HOLDING COMPANY

NEW Bancshares, Inc.

Exhibit G

NEW Bancshares, Inc.

G-1

EXHIBIT H

GUIDELINE PRIVATE TRANSACTION DATA

NEW Bancshares, Inc.

Exhibit H

**Union State Bank**

Kewaunee, WI

Midwestern U.S. Deals Announced Between 9/30/2013 - 09/30/2014

| | | Seller's Financial Data | | | | | | | | | Announced Deal Value | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Buyer / Seller | Target State | Latest Financial Date | Total Tangible Assets ($000) | Total Tangible Equity ($000) | Equity/ Assets (%) | NPAs/ Assets (%) | LTM ROAA (%) | LTM ROAE (%) | Prior FY ROAA (%) | Prior FY ROAE (%) | Deal Announce Date | Deal Value ($M) | Price/ LTM Normalized Earnings (x) | Price/ Normalized Tangible BV (x) | Price/ Tangible Assets (%) |
| Central Bancshares, Inc./ First Financial Holdings, Inc. | MN | 9/30/2013 | $44,833 | $4,300 | 9.59 | 1.03 | 0.80 | 8.68 | 0.51 | 5.93 | 12/19/2013 | 1.65 | 10.59 | 0.26 | 3.69 |
| Hartland Financial, Inc./ Citizens Bank | KY | 3/31/2014 | 26,889 | 4,772 | 17.75 | 0.96 | 0.32 | 1.78 | 0.59 | 3.29 | 8/29/2014 | 5.00 | 85.04 | 1.11 | 18.59 |
| Mackinac Financial Corporation/ Peninsula Financial Corporation | MI | 3/31/2014 | 131,104 | 17,184 | 13.11 | 5.21 | 0.12 | 0.97 | 0.20 | 1.57 | 7/18/2014 | 13.13 | 71.73 | 0.61 | 10.02 |
| Talmer Bancorp, Inc./ First of Huron Corp. | MI | 6/30/2014 | 227,951 | 21,417 | 9.40 | 6.29 | 0.22 | 2.44 | 0.40 | 4.37 | 8/6/2014 | 13.40 | 43.32 | 0.56 | 5.88 |
| First Federal of Northern Michigan Bancorp, Inc./ Alpena Banking Corporation | MI | 9/30/2013 | 73,732 | 6,813 | 9.24 | 4.93 | 0.12 | 1.28 | 0.11 | 1.09 | 1/23/2014 | 4.26 | 42.64 | 0.57 | 5.77 |
| First Busey Corporation/ Herget Financial Corp. | IL | 6/30/2014 | 273,412 | 29,698 | 10.86 | 2.40 | 0.61 | 5.95 | 0.57 | 5.52 | 9/26/2014 | 34.10 | 35.27 | 1.20 | 12.47 |
| Peoples Bancorp Inc./ Midwest Bancshares, Inc. | OH | 9/30/2013 | 91,529 | 11,750 | 12.84 | 2.88 | 0.42 | 3.36 | 0.31 | 2.44 | 1/21/2014 | 12.61 | 36.05 | 1.12 | 13.78 |
| First Merchants Corporation/ Community Bancshares, Inc. | IN | 3/31/2014 | 272,071 | 35,700 | 13.12 | 8.58 | 1.08 | 8.41 | 1.00 | 7.79 | 7/22/2014 | 46.39 | 28.96 | 1.49 | 17.05 |
| Peoples Bancorp Inc./ Ohio Heritage Bancorp, Inc. | OH | 12/31/2013 | 251,852 | 25,645 | 10.18 | 1.12 | 0.56 | 5.75 | 0.56 | 6.06 | 4/4/2014 | 37.67 | 27.51 | 1.60 | 14.96 |
| Old National Bancorp/ United Bancorp, Inc. | MI | 9/30/2013 | 918,832 | 90,637 | 9.86 | 2.79 | 0.85 | 7.91 | 0.50 | 4.69 | 1/8/2014 | 170.45 | 26.52 | 2.09 | 18.55 |
| Peoples Bancorp Inc./ NB&T Financial Group, Inc. | OH | 6/30/2014 | 648,361 | 67,102 | 10.35 | 1.41 | 0.69 | 6.56 | 0.64 | 6.10 | 8/4/2014 | 104.44 | 23.40 | 1.72 | 16.11 |
| LCNB Corp./ Eaton National Bank and Trust Co. | OH | 9/30/2013 | 190,834 | 17,620 | 9.23 | 1.65 | 0.58 | 6.22 | 0.37 | 3.88 | 10/28/2013 | 24.75 | 22.78 | 1.47 | 12.97 |
| First Financial Bancorp./ Insight Bank | OH | 9/30/2013 | 200,233 | 24,382 | 12.18 | 1.10 | 0.92 | 7.44 | 1.02 | 7.88 | 12/20/2013 | 36.62 | 21.93 | 1.76 | 18.29 |
| MainSource Financial Group, Inc./ MBT Bancorp | IN | 12/31/2013 | 225,187 | 23,910 | 10.62 | 2.55 | 0.83 | 7.62 | 0.73 | 6.83 | 4/7/2014 | 34.00 | 20.31 | 1.56 | 15.10 |
| First Midwest Bancorp, Inc./ Great Lakes Financial Resources, Inc. | IL | 3/31/2014 | 575,144 | 44,124 | 7.67 | 2.80 | 0.53 | 6.42 | 0.54 | 6.50 | 7/8/2014 | 60.77 | 19.12 | 1.38 | 10.57 |
| Southern Missouri Bancorp, Inc./ Peoples Service Company | MO | 12/31/2013 | 272,726 | 29,071 | 10.66 | 3.27 | 0.53 | 4.99 | 0.64 | 6.28 | 2/25/2014 | 23.22 | 19.67 | 0.73 | 8.51 |
| First Business Financial Services, Inc./ Aslin Group, Inc. | KS | 3/31/2014 | 219,779 | 17,698 | 8.05 | 2.04 | 0.83 | 8.31 | 0.86 | 8.37 | 5/23/2014 | 29.00 | 18.39 | 1.64 | 13.20 |
| Old National Bancorp/ Founders Financial Corporation | MI | 6/30/2014 | 465,562 | 40,636 | 8.73 | 1.03 | 1.12 | 12.18 | 1.30 | 13.70 | 7/28/2014 | 88.22 | 17.79 | 2.28 | 18.95 |
| BB&T Corporation/ Bank of Kentucky Financial Corporation | KY | 6/30/2014 | 1,834,167 | 168,643 | 9.19 | 1.64 | 1.14 | 11.52 | 1.10 | 11.39 | 9/8/2014 | 367.42 | 17.53 | 2.35 | 20.03 |
| First Citizens Banc Corp/ TCNB Financial Corporation | OH | 6/30/2014 | 104,786 | 11,464 | 10.94 | 1.59 | 1.02 | 9.56 | 0.98 | 9.56 | 9/11/2014 | 17.31 | 17.79 | 1.70 | 16.52 |
| Simmons First National Corporation/ Liberty Bancshares, Inc. | MO | 3/31/2014 | 1,058,311 | 97,538 | 9.22 | 1.08 | 1.48 | 16.67 | 1.43 | 16.57 | 5/28/2014 | 206.88 | 13.26 | 2.29 | 19.55 |
| First York Ban Corp./ Marquette National Company | NE | 9/30/2013 | 34,811 | 6,627 | 19.04 | 0.60 | 1.14 | 5.88 | 1.33 | 6.52 | 12/11/2013 | 5.44 | 13.89 | 0.57 | 15.63 |
| Poage Bankshares, Inc./ Town Square Financial Corporation | KY | 6/30/2013 | 154,908 | 17,527 | 11.31 | 5.07 | 1.12 | 10.82 | 0.10 | 1.09 | 10/21/2013 | 14.25 | 13.22 | 0.74 | 9.20 |
| Community Bancshares, Inc./ Citizens Bank of Ashville, Ohio | OH | 3/31/2014 | 104,638 | 8,678 | 8.29 | 1.05 | 0.98 | 12.35 | 0.85 | 10.84 | 7/15/2014 | 12.23 | 12.37 | 1.42 | 11.69 |
| Northern Missouri Bancshares, Inc./ Concordia Banc-Management, Inc. | MO | 3/31/2014 | 59,743 | 5,728 | 9.59 | 1.47 | 1.48 | 14.83 | 1.59 | 16.26 | 7/2/2014 | 5.11 | 11.39 | 0.87 | 8.55 |
| Horizon Bancorp/ SCB Bancorp, Inc. | MI | 9/30/2013 | 161,024 | 16,533 | 10.27 | 2.64 | 1.16 | 11.84 | 0.93 | 10.06 | 11/13/2013 | 18.66 | 10.63 | 1.17 | 11.59 |
| JamesMark Bankshares, Inc./ Bank of Ash Grove | MO | 12/31/2013 | 70,919 | 12,199 | 17.20 | 1.56 | 1.13 | 6.97 | 1.24 | 6.24 | 3/24/2014 | 8.39 | 10.89 | 0.33 | 11.84 |
| Huntington Bancshares Incorporated/ Camco Financial Corporation | OH | 6/30/2013 | 756,779 | 65,936 | 8.71 | 5.16 | 1.30 | 17.78 | 0.54 | 8.56 | 10/10/2013 | 98.06 | 7.50 | 1.53 | 12.96 |
| Auto Club Insurance Association/ National Bancorp, Inc. | IL | 12/31/2013 | 464,011 | 44,518 | 9.59 | 4.09 | 2.62 | 33.05 | 0.46 | 7.00 | 3/20/2014 | 52.00 | 4.18 | 1.20 | 11.21 |
| | | **Average** | **341,866** | **33,374** | **10.92** | **2.69** | **0.89** | **8.88** | **0.74** | **7.12** | | **53.29** | **24.26** | **1.29** | **13.21** |
| | | **Median** | **$219,779** | **$21,417** | **10.18** | **2.04** | **0.85** | **7.62** | **0.64** | **6.50** | | **24.75** | **19.12** | **1.38** | **12.97** |
| | | | | | | | | | | | | | **Multiples Selected** | | |
| **Union State Bank** | | | **$86,859** | **$8,582** | **9.87** | **1.28** | **0.10** | **0.95** | **0.10** | **1.01** | | | **25.00** | **1.10** | **11.50** |

Source: SNL Financial

NEW Bancshares, Inc.

H-1

EXHIBIT I

DISCOUNT RATE CALCULATION

NEW Bancshares, Inc.

Exhibit I

NEW Bancshares, Inc.

I-1